                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

          [X] Form 10-K and 10-KSB    [ ] Form 20-F    [ ] Form 11-K
                  [ ] Form 10-Q and 10-QSB    [ ] Form N-SAR

                         For Period Ended: May 31, 1999

                                   ----------

Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

                                   ----------

                          Part I Registrant Information

                                   ----------

Full Name of Registrant: Star Multi Care Services, Inc.
                              33 Walt Whitman Road
                     ---------------------------------------
                     (Address of Principal Executive Office)

                          Huntington Station, NY 11746
                          ----------------------------
                           (City, State and Zip Code)

--------------------------------------------------------------------------------

Part II Rules 12b-25(b) and (c)

--------------------------------------------------------------------------------

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

         (c)  Not applicable.

---------------------------------------------------------------------------

Part III Narrative

---------------------------------------------------------------------------

The Registrant has been unable to complete and file, when originally due, the Annual Report on Form 10-K as a result of delays in completing the financial statements required by this filing on a timely basis. The delays have been caused by the relocation of the accounting function from Florida to the Registrant's corporate headquarters in New York and changes in the financial staff.

--------------------------------------------------------------------------------

Part IV  Other Information

--------------------------------------------------------------------------------

         (1) Name and telephone number of person to contact in regard to this notification

              Lawrence A. Muenz            (516) 242-7384
              -----------------       ----------------------------
                  (Name)             (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).             [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                [X] Yes   [ ] No

         It is anticipated that the Registrant will report a net loss for the fiscal year ended May 31, 1999 that is significantly less that the loss reported for the fiscal year ended May 31, 1998.

                         Star Multi Care Services, Inc.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 31, 1999                     By:   /s/ Stephen Sternbach
                                                ---------------------
                                          Name: Stephen Sternbach
                                                Chairman of the Board, President
                                                and Chief Executive Officer